UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549-3628


     DIVISION OF
CORPORATION FINANCE


                                                             September 7, 2018

  Via E-Mail
  Jeffrey Jordan, Esq.
  Arent Fox LLP
  1717 K Street, NW
  Washington, DC 20006

          Re:     RLJ Entertainment, Inc.
                  Preliminary Statement on Schedule 14A
                  Filed on August 28, 2018
                  File No. 1-35675

                  Schedule 13E-3
                  Filed by RLJ Entertainment, Robert L. Johnson et. al Filed on August 28, 2018
                  File No. 5-87011

                  Schedule 13E-3
                  Filed by RLJ Entertainment, AMC Networks Inc. et. al Filed on August 28, 2018
                  File No. 5-87011

  Dear Mr. Jordan:

          We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing person's disclosure.

         Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

  Schedule 13E-3

  1. The Schedule 13E-3 filed by AMC lists in Items 9 and 16 the discussion materials prepared by Citigroup Global Markets for AMC, yet no corresponding disclosure
 Jeffrey Jordan, Esq.
Arent Fox LLP
September 7, 2018
Page 2

       described in Item 1015 is provided, including the disclosure referenced in Item
       1015(b)(2) through (6). Please revise the disclosure statement to be mailed to shareholders to provide this disclosure.

Preliminary Proxy Statement

2. We note that the Special Committee, and not the Board, has rendered a fairness determination with respect to the Rule 13e-3 transaction. We also note the disclosure in various locations of the proxy statement indicating that the "Special Committee has been vested with the plenary authority and power of the full Board under Nevada law to consider, review and evaluate the proposed transaction with AMC on behalf of such stockholders..." and has "definitive and binding authority (on behalf of the Company and the full Board) to determine whether to approve or disapprove of the proposed merger or any alternative transaction with AMC or its affiliates." In light of the requirement in Item
       8 of Schedule 13E-3 and 1014(a) of Regulation M-A that the Company provide a fairness determination as to unaffiliated security holders, please provide support for the conclusion that the Special Committee has the authority to act on behalf of the Company in this regard. In responding to this comment please:

               supplementally provide us with the resolutions or authorization provided to the
               Special Committee by the Board granting the Special Committee the authority to make the disclosures and filings required by Schedule 13e-3 on behalf of the
               Board with respect to the current going private transaction;

               disclose, if correct, that the Special Committee was authorized to make the disclosures and filings required by Schedule 13e-3 on behalf of the Company; and

               provide us with an opinion of Nevada counsel that addresses under applicable
               Nevada state law, the legal authority of the Special Committee to make the Rule
               13e-3 disclosures and filings, including the fairness determination described in
               Item 1014(a) of Regulation M-A, on behalf of the Company.

3. We note the disclosure throughout the proxy statement that the Special Committee determined that the Rule 13e-3 transaction is fair to the Non-Affiliate Common
       Stockholders, which is defined to mean common stockholders of the Company other than
       AMC, the Johnson Entities and their respective Affiliates. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of the Company who are not necessarily Affiliates of AMC or the Johnson Entities and if appropriate, revise the disclosure to expressly state whether the Special Committee reasonably believes that the
       Rule 13e-3 transaction is fair to unaffiliated security holders.
 Jeffrey Jordan, Esq.
Arent Fox LLP
September 7, 2018
Page 3

4. Refer to the preceding comment. In several locations throughout the document, it appears that the capitalized term "Non-Affiliate Stockholders" is used instead of the defined term "Non-Affiliate Common Stockholders." Assuming that such terms have the same meaning and to avoid potential confusion, please consider revising to eliminate and replace one of these terms.

Background of the Merger, page 21

5. Exhibit (c)(ii) and (c)(iii) of Schedule 13E-3 refer to presentation materials prepared by
       Allen & Co., dated May 2, 2018 and July 29, 2018, but a summary of such presentations do not appear in the disclosure other than brief references on pages 30 and 42. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise the proxy statement to summarize these two presentations.

Reasons for the Merger; Recommendation of the Special Committee...page 43

6. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
       13, 1981). Please revise this section to either include the factors described in clauses (iii)
       and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

Opinion of Financial Advisor, page 50

7. Disclosure on page 51 indicates that Allen & Co.'s opinion was intended "for the exclusive benefit and use of the Special Committee..." Please advise whether such language is intended to serve as a direct or indirect disclaimer of responsibility to shareholders or to indicate that a shareholder cannot rely on the opinion. Please refer to the Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000),
       Section II.D.1. Mergers & Acquisitions, regarding investment banking firm disclaimers found at
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Sum-of-the-Parts: Selected Public Companies Analysis, page 56

8. The phrase "given certain business and financial characteristics" appears twice in this section. Please supplement the disclosure to provide greater detail.

9. Please revise the disclosure to identify the "traditional media and independent content and distribution companies."
 Jeffrey Jordan, Esq.
Arent Fox LLP
September 7, 2018
Page 4

Miscellaneous, page 57

10. Please revise the disclosure to provide both a narrative and quantitative description of any fees paid in the past two years or to be paid to Allen & Co. or its affiliates by the
       Company or its affiliates, including any fees paid in connection with Allen & Co.
       rendering the fairness opinion to the Special Committee. Refer to Item 1015(b)(4) of
       Regulation M-A.

Position of the AMC Entities and the Johnson Entities s to Fairness..., page 57

11. Please refer to comment 3 above in connection with similar disclosure on page 57 regarding the belief of the AMC Entities and the Johnson Entities as to fairness of the
       Rule 13e-3 transaction to "Non-Affiliate Stockholders." Also note our comment 4 above.
       Please revise accordingly.

12. The discussion of the factors considered by the AMC Entities and the Johnson Entities in reaching their belief regarding the fairness of the Rule 13e-3 transaction to unaffiliated holders of common stock of the Company does not appear to address the factors described in clauses (ii), (iv), (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(c)
       or explain why these factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the
       Rule 13e-3 transaction is fair in the absence of such safeguard.

Certain Effects of the Merger, page 61

13. Please revise the disclosure to further describe the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders. Include the discussion referenced in Instruction 2 to Item 1013 of Regulation M-A and the information described in Instruction 3 to Item 1013.

Cautionary Note Regarding Forward-Looking Statements, page 76

14. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section
       21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance's
       Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act
       Rule 13e-3 and Schedule 13E-3. Please remove this reference.

                                     *       *       *       *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey Jordan, Esq.
Arent Fox LLP
September 7, 2018
Page 5

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                           Sincerely,

                                                           /s/ Perry J. Hindin

                                                           Perry J. Hindin
                                                           Special Counsel
                                                           Office of Mergers &
Acquisitions